Filed Pursuant to Rule 424(b)(3)
Registration Statement No. 333-267830

SUPPLEMENT NO. 2 TO

PROSPECTUS OF HAMMERHEAD ENERGY INC.

Explanatory Note:

On December 30, 2022, Hammerhead Energy Inc. (“NewCo”) filed a prospectus (the “Prospectus”) with the U.S. Securities and Exchange Commission, and Decarbonization Plus Acquisition Corporation IV (“DCRD”) filed a definitive proxy statement (the “Proxy Statement” and together with the Prospectus, the “Proxy Statement/Prospectus”) with the SEC in connection with DCRD’s extraordinary general meeting of shareholders (the “Shareholders’ Meeting”) to be held on January 23, 2023, at 10:00 a.m., Eastern Time, at the offices of Vinson & Elkins L.L.P. located at 1114 Avenue of the Americas, 32nd Floor, New York, NY 10036 and virtually via live webcast at https://www.cstproxy.com/decarbonizationplusacquisitioniv/2023. At the Shareholders’ Meeting, DCRD’s shareholders will be asked to approve the previously announced business combination (the “Business Combination”) contemplated by the Business Combination Agreement, dated September 25, 2022, by and among DCRD, Hammerhead Resources Inc., an Alberta corporation (“Hammerhead”), NewCo and 2453729 Alberta ULC, an Alberta unlimited liability corporation and wholly owned subsidiary of DCRD (“AmalCo”). This Supplement No. 2 to the Proxy Statement/Prospectus (this “Supplement No. 2”) is being filed with the SEC and should be read in conjunction with the Proxy Statement/Prospectus and Supplement No. 1 to the Proxy Statement/Prospectus filed January 18, 2023. Capitalized terms used in this Supplement No. 2 and not otherwise defined have the meaning given to them in the Proxy Statement/Prospectus, unless otherwise indicated.

NewCo is filing this Supplement No. 2 to provide an update regarding the following recent developments:

On January 17, 2023, Hammerhead issued a press release containing operating information for the year ended December 31, 2022. A copy of the press release has been filed with the SEC by DCRD as Exhibit 99.1 to its Current Report on Form 8-K dated January 17, 2023 and by Hammerhead pursuant to Rule 425 under the Securities Act of 1933, as amended (the “Securities Act”).

Except to the extent amended, revised or updated by the information contained herein, this Supplement No. 2 does not amend, revise or update any of the other information set forth in the Proxy Statement/Prospectus.

Supplemental Disclosure Regarding Recent Developments

The text set forth below is added after the last paragraph on page 56:

“Recent Developments

In 2022, Hammerhead had record operating results with annual average production of 32,100 boe/d (approx. 43% liquids), representing 15% growth over 2021.

In the month of January, 2023, Hammerhead reported a realized record peak production rate of over 41,000 boe/d (49% liquids) and average production for the first 10 days of January of 39,050 boe/d (50% liquids), following the recent start-up of a 9-well pad at North Karr. Average production rates for the 9-well pad for the first 10 days of January are in excess of 13,100 boe/d (68% liquids) flowing through the recently expanded infrastructure completed in Q4 2022. This pad follows up a 3-well pad in North Karr, which since being brought on stream in December 2021, has established an IP365 of 3,400 boe/d (53% liquids). Additional infrastructure expansion in the area is expected to be completed in Q1-23 as Hammerhead continues development within this high-performing asset, with 7 additional North Karr wells expected to be brought on-stream in April 2023.

Hammerhead expects that a continuous 2-rig program will be utilized in 2023 to drill approximately 40 wells, with 75% of drilling planned within the North and South Karr assets, directly offsetting recent strong well results. Hammerhead continues to realize significant operational efficiency gains while maintaining key services, recently delivering a 12-day drill (3000m lateral length) in North Karr. Hammerhead expects significant growth while targeting free cash flow neutrality in 2023, inclusive of completing facility expansions in North and South Karr. In-field infrastructure capability by the end of 2023 is expected to be over 80,000 boe/d, and Hammerhead expects to have ample egress capacity to support this infrastructure.

Throughout 2022, Hammerhead entered into natural gas hedges to take advantage of what it viewed as opportunistic risk mitigation decisions given the movement in the natural gas markets. As a result of those decisions made prior to the recent correction in natural gas prices, Hammerhead has hedged approximately 43% of its estimated AECO-exposed gas in 2023 with a collar that ranges from $4.51/GJ to $10.65/GJ for all of calendar year 2023. In addition, Hammerhead has financially swapped approximately 41% of its AECO-exposed gas for April to September 2023 for $4.96/GJ. Approximately 51% of Hammerhead gas sales are physically diversified with firm egress contracts to Chicago, Dawn, Malin and Stanfield. Hammerhead has hedged approximately 12% of estimated light oil production and no natural gas liquids production, providing upside exposure to expected potential strength in liquids pricing.

In December 2022, Hammerhead assets were certified under the EO100™ Standard for Responsible Energy Development, covering more than 100,000 net acres in the Montney formation. The EO100™ Standard encompasses the following five principles with a commitment for continuous improvement to each: Corporate Governance, Transparency & Ethics; Human Rights, Social Impact & Community Development; Indigenous People’s Rights; Fair Labor & Working Conditions; and Climate Change, Biodiversity & Environment.”

This Supplement No. 2 should be read together with the Proxy Statement/Prospectus and Supplement No. 1 to the Proxy Statement/Prospectus filed January 18, 2023.

Forward-Looking Statements

This document includes certain statements that may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Forward-looking statements include, but are not limited to, statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements may include, for example, statements about Hammerhead’s or DCRD’s ability to effectuate the proposed Business Combination discussed in this document; statements related to the Shareholders’ Meeting; Hammerhead’s assessment of future plans, operations and strategies; the expected additional infrastructure expansion at North Karr, including the anticipated number of wells being brought on-stream and the expected timing of such developments; Hammerhead’s intended delivery of substantial production and significant cash flow growth while targeting free cash flow neutrality in 2023; Hammerhead’s plans to concentrate its development activities in certain of its operating areas; the focus of Hammerhead’s operations and Hammerhead’s drilling plans; Hammerhead’s expectations regarding in-field infrastructure capability by the end of 2023, and Hammerhead’s expectation that it has ample egress capacity to support such infrastructure; the expected leverage of Hammerhead at year-end 2022; Hammerhead’s expectation that continued balance sheet strength will provide the liquidity necessary to execute on its growth plans; Hammerhead’s general strategy for its business and assets; and other matters related to the foregoing. These forward-looking statements are based on information available as of the date of this document, and current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing NewCo’s, Hammerhead’s or DCRD’s views as of any subsequent date, and none of NewCo, Hammerhead or DCRD undertakes any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. Neither NewCo nor DCRD gives any assurance that either NewCo or DCRD will achieve its expectations. You should not place undue reliance on these forward-looking statements. As a result of a number of known and unknown risks and uncertainties, NewCo’s actual results or performance may be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause actual results to differ include: (i) the timing to complete the proposed Business Combination by DCRD’s business combination deadline and the failure to obtain an extension of the business combination deadline; (ii) the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive agreements relating to the proposed Business Combination; (iii) the outcome of any legal, regulatory or governmental proceedings that may be instituted against NewCo, DCRD, Hammerhead or any investigation or inquiry following announcement of the proposed Business Combination, including in connection with the proposed Business Combination; (iv) the inability to complete the proposed Business Combination due to the failure to obtain approval of DCRD’s shareholders; (v) Hammerhead’s and NewCo’s success in retaining or recruiting, or changes required in, its officers, key employees or directors following the proposed Business Combination; (vi) the ability of the parties to obtain the listing of NewCo’s common shares and warrants on NASDAQ upon the closing of the proposed Business Combination; (vii) the risk that the proposed Business Combination disrupts current plans and operations of Hammerhead; (viii) the ability to recognize the anticipated benefits of the proposed Business Combination; (ix) unexpected costs related to the proposed Business Combination; (x) the amount of redemptions by DCRD’s public shareholders being greater than expected; (xi) the management and board composition of NewCo following completion of the proposed Business Combination; (xii) limited liquidity and trading of NewCo’s securities; (xiii) geopolitical risk and changes in applicable laws or regulations; (xiv) the possibility that Hammerhead or DCRD may be adversely affected by other economic, business, and/or competitive factors; (xv) operational risks; (xvi) the possibility that the COVID-19 pandemic or another major disease disrupts Hammerhead’s business; (xvii) litigation and regulatory enforcement risks, including the diversion of management time and attention and the additional costs and demands on Hammerhead’s resources; (xviii) the risks that the consummation of the proposed Business Combination is substantially delayed or does not occur; (xix) Hammerhead’s ability to execute its business plan; (xx) general economic and business conditions; (xxi) the risks of the oil and natural gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas and market demand; (xxii) pricing pressures and supply and demand in the oil and gas industry; (xxiii) fluctuations in currency and interest rates; (xxiv) inflation; (xxv) risks of war, hostilities, civil insurrection, pandemics (including COVID-19) and epidemics, and general political and economic instability (including the ongoing Russian-Ukrainian conflict); (xxvi) severe weather conditions and risks related to climate change; (xxvii) terrorist threats; (xxviii) risks associated with technology; (xxix) changes in laws and regulations, including environmental, regulatory and taxation laws, and the application of such changes to Hammerhead’s future business; (xxx) availability of adequate levels of insurance; (xxxi) difficulty in obtaining necessary regulatory approvals and the maintenance of such approvals; (xxxii) risk that Hammerhead’s estimated EBITDA and other financial measures are different than as set forth herein upon completion of the audit of such numbers; (xxxiii) risk that the securities of NewCo are not approved for listing on the TSX and/or the NASDAQ; and (xxxiv) other risks and uncertainties indicated from time to time in the Proxy Statement/Prospectus relating to the proposed Business Combination, including those under “Risk Factors” therein, and in DCRD’s other filings with the SEC.

With respect to forward-looking statements contained in this document, Hammerhead has made assumptions regarding, among other things: availability of future acquisition opportunities; future capital expenditure levels; future oil and natural gas prices; future oil and natural gas production levels; future currency exchange rates and interest rates; ability to obtain equipment and services in a timely manner to carry out development activities; ability to market oil and natural gas successfully to current and new customers; the impact of competition; the general stability of the economic and political environments in which Hammerhead operates; the timely receipt of any required regulatory approvals; the ability of Hammerhead to obtain qualified staff, equipment and services in a timely and cost efficient manner; that Hammerhead will have sufficient cash flow, debt or equity sources or other financial resources required to fund its capital and operating expenditures and requirements as needed; that Hammerhead’s conduct and results of operations will be consistent with its expectations; that Hammerhead will have the ability to develop its oil and gas properties in the manner currently contemplated; the estimates of Hammerhead’s reserves and production volumes and the assumptions related thereto (including commodity prices and development costs) are accurate in all material respects; Hammerhead’s ability to add production and reserves through development and exploration activities; satisfaction of the conditions to completion of the Business Combination; and other matters. Although Hammerhead believes that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list is not an exhaustive list of all assumptions which have been considered.

Boe Equivalency

In this document, production information may be presented on a “barrel of oil equivalent” or “BOE” basis. “BOEs” may be misleading, particularly if used in isolation. A BOE conversion ratio of six thousand cubic feet of natural gas to one barrel of oil equivalent (6 Mcf: 1 bbl) is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

Oil and Gas Metrics

This document contains certain oil and gas metrics which do not have standardized meanings or standard methods of calculation and therefore such measures may not be comparable to similar measures used by other companies and should not be used to make comparisons. Such metrics have been included in this document to provide readers with additional measures to evaluate Hammerhead’s performance; however, such measures are not reliable indicators of Hammerhead’s future performance and future performance may not compare to Hammerhead’s performance in previous periods and therefore such metrics should not be unduly relied upon.

References in this document to production test rates and “peak rates” are useful in confirming the presence of hydrocarbons; however, such rates are not determinative of the rates at which such wells will commence production and decline thereafter and are not indicative of long term performance or of ultimate recovery. Investors are cautioned not to place reliance on such rates in calculating the aggregate production for Hammerhead. Hammerhead has not conducted a pressure transient analysis or well-test interpretation on a subset of the wells referenced in this document. As such, all data should be considered to be preliminary until such analysis or interpretation has been done.

Supplemental Information Regarding Product Types

This document includes references to 2022 average production, North Karr pad production and IP365 (“the initial production rate in 365 days”) production. The following table is intended to provide supplemental information about the production split for boe/d amounts referenced in this document:

Reference	Total boe/d	% Conventional Natural Gas	% Oil & Condensate	% NGLs
2022 Annual Average Production	32,100	57%	30%	13%
2023 January (Peak) Production	41,000	51%	38%	11%
2023 January (10-day Average) Production	39,050	50%	39%	11%
North Karr 9-Well Pad (10-day Average) Production	13,100	32%	61%	7%
North Karr 3-Well Pad IP365	3,400	47%	43%	10%

Non-IFRS Measures

This document discloses several financial measures that do not have any standardized meaning prescribed under International Financial Reporting Standards (“IFRS”), and are referred to as non-GAAP measures. These financial measures include net debt to LQM EBITDA (net debt to annualized quarterly adjusted EBITDA) as at September 30, 2022 of 0.6x, which is a non-GAAP financial ratio. Management believes that these financial measures are useful supplemental information to analyze operating performance and provide an indication of the results generated by Hammerhead’s principal business activities. Investors are cautioned that these measures should not be construed as an alternative to net income or other measures of financial performance as determined in accordance with IFRS. Hammerhead’s method of calculating these measures may differ from other companies, and accordingly, they may not be comparable to similar measures used by other companies.

Net debt is calculated as the outstanding balance on Hammerhead’s credit facility, its outstanding senior notes and working capital. The senior notes are calculated as the principal amount outstanding, plus accrued paid-in-kind (PIK) interest, converted to Canadian dollars at the closing exchange rate for the period. Net debt to annualized quarterly adjusted EBITDA is net debt divided by annualized quarterly adjusted EBITDA. Net debt is used to assess and monitor liquidity at a point in time, while net debt to annualized quarterly adjusted EBITDA assists Hammerhead in monitoring its capital structure and financing requirements. Total net debt at September 30, 2022 was $245,912,000.

Adjusted EBITDA is calculated as net profit (loss) before interest and financing expenses, income taxes, depletion, depreciation and amortization, adjusted for certain non-cash items, or other items that are not considered part of normal business operations. Annualized quarterly adjusted EBITDA is adjusted EBITDA for the quarter, multiplied by four. Adjusted EBITDA indicates Hammerhead’s ability to generate funds from its asset base on a continuing basis, for future development of its capital program and settlement of financial obligations. Adjusted EBITDA as presented should not be considered an alternative to, or more meaningful than, net profit (loss) before income tax, or other measures of financial performance calculated in accordance with IFRS. The following is a reconciliation of adjusted EBITDA to the most directly comparable IFRS measure, net profit (loss) before income tax:

(Cdn$ thousands)	Three Months Ended, September 30, 2022
Net profit (loss) before income tax	67,251
Add (deduct):
Unrealized (gain) loss on risk management contracts	(44,774)
Optimization fees	—
Transaction costs	16,021
Share-based compensation	1,055
Depletion and depreciation	35,802
Finance expense	6,221
Loss (gain) on foreign exchange	5,570
Loss on warrant liability	10,824
Loss on debt repayment	218
Other income, excluding transportation income	(380)

Adjusted EBITDA	97,808
Annualized quarterly adjusted EBITDA	391,232

Important Information for Investors and Shareholders and Where to Find It

In connection with the proposed Business Combination, NewCo filed a registration statement on Form F-4 (as amended from time to time, the “Registration Statement”) that includes the Proxy Statement of DCRD and a prospectus of NewCo. The Registration Statement is now effective, and the Proxy Statement has been mailed to DCRD shareholders of record as of the close of business on December 14, 2022. The Registration Statement, including the Proxy Statement/Prospectus contained therein, contains important information about the proposed Business Combination and the other matters to be voted upon at the Shareholders’ Meeting. This communication does not contain all the information that should be considered concerning the proposed Business Combination and other matters and is not intended to provide the basis for any investment decision or any other decision in respect of such matters. DCRD and NewCo may also file other documents with the SEC regarding the proposed Business

Combination. DCRD’s shareholders and other interested persons are advised to read the Registration Statement, including the definitive proxy statement/prospectus contained therein, and the amendments thereto and the definitive Proxy Statement/Prospectus and other documents filed in connection with the proposed Business Combination, as these materials contain important information about DCRD, Hammerhead, NewCo and the proposed Business Combination.

DCRD shareholders and other interested persons can obtain copies of the Registration Statement, including the definitive proxy statement/prospectus contained therein, the definitive Proxy Statement/Prospectus and other documents filed or that will be filed with the SEC, free of charge, by DCRD and NewCo through the website maintained by the SEC at www.sec.gov.

Participants in the Solicitation

DCRD, Hammerhead, NewCo and their respective directors, officers and related persons may be deemed participants in the solicitation of proxies of DCRD shareholders in connection with the proposed Business Combination. More detailed information regarding the directors and officers of DCRD, and a description of their interests in DCRD, is contained in DCRD’s filings with the SEC, including DCRD’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, which was filed with the SEC on March 29, 2022, and is available free of charge at the SEC’s web site at www.sec.gov. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of DCRD shareholders in connection with the proposed Business Combination and other matters to be voted upon at the Shareholders’ Meeting is set forth in the Registration Statement for the proposed Business Combination.

No Offer or Solicitation

This document relates to a proposed business combination between Hammerhead and DCRD. This document does not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed Business Combination. This document also does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor will there be any offer, sale or exchange of securities in any state or jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act or an exemption therefrom.

This Supplement No. 2 is dated January 20, 2023.